UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Monaco S.A.M.

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

The press release issued by GasLog Ltd. on May 16, 2019 relating to the closing of its public offering of senior unsecured notes due 2022 is attached hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE

Exhibits 1.1, 4.1, 4.2, 5.1 and 5.2 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as declared effective by the Securities and Exchange Commission on March 22, 2019 (Registration No. 333-230205), as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement, dated May 14, 2019, among Credit Suisse Securities (USA) LLC, DNB Markets Inc. and GasLog Ltd.

4.1

Indenture, dated March 22, 2017, between GasLog Ltd. and American Stock Transfer & Trust Company, LLC as trustee (previously filed as an exhibit to our Report on Form 6-K, filed with the SEC on March 22, 2017, and hereby incorporated by reference to such Report).

4.2

First Supplemental Indenture, dated March 22, 2017, between GasLog Ltd. and American Stock Transfer & Trust Company, LLC as trustee (previously filed as an exhibit to our Report on Form 6-K, filed with the SEC on March 22, 2017, and hereby incorporated by reference to such Report).

5.1	Opinion of Cravath, Swaine & Moore LLP, United States counsel to GasLog Ltd., dated May 16, 2019.

5.2	Opinion of Conyers Dill & Pearman Limited, special counsel on matters of Bermuda law to GasLog Ltd., dated May 16, 2019.

99.1	Press Release dated May 16, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 16, 2019
GASLOG LTD.,

	by	/s/ Paul Wogan
		Name:	Paul Wogan
		Title:	Chief Executive Officer